So
3/4/03

SECU 03012055 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-049460

RECEIVED FEB 27 2003 SEC PROCESSING WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agri General Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9200 Northpark Drive, Suite 214
(No. and Street)

Johnston, Iowa 50131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schweer (515) 559-1190
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0209-0339954

Oath or Affirmation

I, Robert M. Young, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Agri General Securities Corporation as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert M. Young

President

Nancy S. Lamb

Notary Public

NOTARIAL SEAL IOWA

NANCY S. LAMB
COMMISSION # 194118
MY COMMISSION EXPIRES
DECEMBER 26, 2003

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2003
WASH. D.C. 187 SECTION

Financial Statements and Supplemental Information

Agri General Securities Corporation
Years Ended December 31, 2002 and 2001

0209-0339954

Agri General Securities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2002 and 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supporting Schedules:
Computation of Net Capital – Part II 9
Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II 12
Statement Pursuant to Rule 17a-5(d)(4) 13
Independent Auditors' Supplementary Report
on Internal Control 14

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Agri General Securities Corporation

We have audited the accompanying statements of financial condition of Agri General Securities Corporation (an indirect wholly-owned subsidiary of Rain and Hail Insurance Service, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agri General Securities Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supporting schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 15, 2003

Agri General Securities Corporation

Statements of Financial Condition

	December 31 2002	December 31 2001
Assets		
Cash and cash equivalents	**$364,755**	$346,876
Other receivables	**–**	101
Prepaid expenses	**–**	1,650
Office furniture and equipment, net of accumulated depreciation of $7,816 in 2002 and $6,948 in 2001	**81**	949
Recoverable income taxes	**–**	24,507
Total assets	**$364,836**	$374,083
Liabilities and stockholder's equity		
Liabilities:		
Accrued income taxes payable	**$ 3,850**	$ –
Accounts payable	**904**	50
Due to affiliate	**2,569**	22,802
Total liabilities	**7,323**	22,852
Stockholder's equity:		
Common stock, par value $.01 per share (authorized 200,000 shares, issued and outstanding 15,000 shares), all owned by Rain and Hail Financial, Inc., which is wholly owned by Rain and Hail Insurance Service, Inc.	**150**	150
Additional paid-in capital	**149,850**	149,850
Retained earnings	**207,513**	201,231
Total stockholder's equity	**357,513**	351,231
Total liabilities and stockholder's equity	**$364,836**	$374,083

See accompanying notes.

Agri General Securities Corporation

Statements of Operations

	Year Ended December 31	
	2002	**2001**
Revenues:		
Municipal bond trading income	**$78,969**	$ –
Interest income	**3,732**	12,350
	82,701	12,350
Expenses:		
Professional fees	**7,764**	5,495
Salaries and benefits	**25,268**	45,262
Rent	**22,252**	9,483
Regulatory fees and expenses	**893**	988
Other operating expenses	**16,392**	15,613
Total expenses	**72,569**	76,841
Income (loss) before income taxes	**10,132**	(64,491)
Current income tax expense (benefit)	**3,850**	(24,507)
Net income (loss)	**$ 6,282**	$(39,984)

See accompanying notes.

Agri General Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2001	$150	$149,850	$241,215	$391,215
Net loss for 2001	–	–	(39,984)	(39,984)
Balances at December 31, 2001	150	149,850	201,231	351,231
Net income for 2002	–	–	**6,282**	**6,282**
Balances at December 31, 2002	**$150**	**$149,850**	**$207,513**	**$357,513**

See accompanying notes.

0209-0339954

Agri General Securities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2002	**2001**
Operating activities		
Net income (loss)	**$ 6,282**	$ (39,984)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	**868**	1,578
Changes in operating assets and liabilities:		
Other receivables	**101**	(101)
Prepaid expenses	**1,650**	(1,650)
Recoverable income taxes	**24,507**	(24,507)
Accounts payable and accrued income taxes payable	**4,704**	(24,134)
Due to affiliate	**(20,233)**	7,918
Net cash provided by (used in) operating activities	**17,879**	(80,880)
Net increase (decrease) in cash and cash equivalents	**17,879**	(80,880)
Cash and cash equivalents at beginning of year	**346,876**	427,756
Cash and cash equivalents at end of year	**$364,755**	$346,876
Supplemental disclosure of cash flow information		
Cash payments for income taxes	**$ –**	$ 24,108
Cash receipt from income tax recovery	**$ 24,507**	$ –

See accompanying notes.

Agri General Securities Corporation

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization

Agri General Securities Corporation (the Company) was incorporated in the State of Iowa on June 11, 1996 as a wholly-owned subsidiary of Rain and Hail Financial, Inc., which is wholly owned by Rain and Hail Insurance Service, Inc. (RHIS). The Company was organized as a broker-dealer to purchase and sell municipal bonds on behalf of RHIS and its various subsidiaries, primarily Agri General Insurance Company and Rain and Hail L.L.C.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Recognition of Municipal Bond Trading Income

Trading income is recognized on the settlement date. (See Note 5).

2. Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax returns of RHIS. RHIS and its direct and indirect subsidiaries each report current income tax expense (benefit) as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes.

3. Retirement Plans

The Company participates with RHIS and several other affiliates in various defined benefit and defined contribution plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company expensed contributions of $464 related to these plans for the year ended December 31, 2002 ($3,412 in 2001).

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net defined capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had defined net capital of $357,432, which was $257,432 in excess of its required net capital of $100,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .02 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company has a special bank account (zero balance at December 31, 2002 and 2001) as required under 15c3-3(k)(2)(i), designated "Special Account for the Exclusive Benefit of Customers".

5. Related Party Transactions

Municipal bond trading income consists of broker concessions on trades made by the Company on behalf of affiliates. This amount is negotiated with outside parties on a trade-by-trade basis and generally fluctuates based on factors such as the market outlook and general availability of a particular security in the marketplace.

5. Related Party Transactions (continued)

The Company shares certain office facilities and services with RHIS and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies, and consist primarily of salaries and related expenses and occupancy costs. During the years ended December 31, 2002 and 2001, the Company incurred $47,520 and $54,746, respectively, of expenses under this agreement. Certain officers and directors of the Company are also officers of RHIS.

Supplemental Information

Agri General Securities Corporation

Computation of Net Capital – Part II

December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$357,513
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			357,513
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			357,513
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C): Office furniture and equipment		$81	
1. Additional charges for customers' and non-customers' security		–	
2. Additional charges for customers' and non-customers' commodity accounts		–	
B. Aged fail-to-deliver		–	
1. Number of items	–		
C. Aged short security differences – less reserve of	–	–	
1. Number of items	–		
D. Secured demand note deficiency		–	
E. Commodity futures contracts and spot commodities – proprietary capital charges		–	
F. Other deductions and/or charges		–	
G. Deductions for options accounts		–	
H. Total deductions and/or charges			81
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			357,432
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]			–
10. Net Capital			$357,432

Agri General Securities Corporation

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement

Part A		
11. Minimum net capital required (6-2/3% of line 19)		$ 488
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000
13. Net capital requirement (greater of line 11 or 12)		100,000
14. Excess net capital (line 10 less 13)		257,432
15. Excess net capital at 1000% (line 10 less 10% of line 19)		356,700

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		$ 7,323
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts [15c3-19(c)(1)(vii)]		–
19. Total aggregate indebtedness		7,323
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		2%
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		2%

Agri General Securities Corporation

Computation of Net Capital – Part II (continued)

Computation of Basic Net Capital Requirement	N/A	
Part B		
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		______
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		______
24. Net capital requirement (greater of line 22 or 23)		______
25. Excess net capital (line 10 less 24)		______
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line ÷ by line 17 page 8)		______
27. Percentage of Net Capital after anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)		______
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		______

Other Ratios	N/A	
Part C		
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		______
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		______

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Agri General Securities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" maintained	X
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.	
D. (k)(3) – Exempted by order of the Commission	

Information Relating to the Possession or Control Requirements Under Rule 15c3

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	–
Number of items	–
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	–
Number of items	–

Agri General Securities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2002.

ERNST & YOUNG

■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors and Stockholder
Agri General Securities Corporation

In planning and performing our audit of the financial statements of Agri General Securities Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 15, 2003